Exhibit 99.1

No. 34/08

IAMGOLD ANNOUNCES FILING IN FRANCE OF CASH BID FOR
EURO RESSOURCES

Toronto, Ontario, August 29, 2008 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) announced today that it has filed a draft tender offer in France that will provide for an all cash offer of €1.20 per share to acquire all of the outstanding shares of Euro Ressources S.A. (“EURO”).

EURO currently has a participation right royalty on production from IAMGOLD’s Rosebel gold mine that entitles EURO to payments of 10% of the gold price above US$300/oz for production from soft rock and above US$350/oz for production from hard rock. EURO reported royalty revenue for the first six months of 2008 of €6.0 million (US$9.2 million). In addition, as at June 30, 2008 EURO had cash of less than €100,000 (US$156,000), debt and deferred settlements of €2.7 million (US$4.2 million) and a hedge position of 22,800 ounces at a gold price of US$458.50/oz having a negative mark to market value of €6.9 million (US$10.9 million).

Under the offer, shareholders of EURO would receive €1.20 per share in cash which represents a premium of 30% based on the closing price of EURO shares on Euronext on August 28, 2008 and a premium of 27% based on the one month weighted average share price of EURO on Euronext. The offer is for all outstanding EURO shares and for any shares issuable upon the exercise of options. Based on publicly available information, EURO’s capital structure currently consists of approximately 60.6 million shares and up to 1.9 million shares issuable upon the exercise of granted options. The offer is conditional upon IAMGOLD holding a minimum of 50%+1 of the total diluted EURO shares, including the 4.9% currently held by IAMGOLD, upon closure of the offer. As set out in the indicative timetable included in the draft information note filed with the French Autorité des Marchés Financiers (the "AMF"), the offer is expected to open on or about September 17th, 2008.

“The offer provides compelling value and liquidity for the shareholders of EURO and gives shareholders an opportunity to crystallize value now rather than retain an interest in an entity with EURO’s financial position and asset base,” stated Joseph Conway, President and CEO of IAMGOLD.

For EURO shareholders, the offer represents:

•	€1.20 per share in cash representing a premium of 30% based on EURO’s last closing price on August 28, 2008;
•	immediate liquidity and crystallization of value; and
•	elimination of the potential risks of holding shares in what is effectively a single asset company.

The acquisition will effectively eliminate IAMGOLD’s royalty obligation to EURO on the Rosebel mine on consolidation and, based on current gold prices, will result in a reduction in cash costs at the mine of approximately US$50 per oz.

“This transaction is consistent with IAMGOLD’s strategy of rationalizing our structure and significantly reducing cash costs at all of our operations.  Completion of the transaction is a logical step towards this goal, as was the recent acquisition of the Doyon royalty. We continue to demonstrate our focus on operational efficiencies and costs at our operations with the long term objective of reducing our cash costs below the industry average,” stated Joseph Conway, President and CEO.

The French version of the draft information note setting the terms of the offer has been filed with the AMF on August 29th, 2008, as required by art. 231-13 and 231-18 of its règlement général (general regulation). It is available on the AMF website www.amf-france.org. The offer and the draft information note remain under review by the AMF. In addition, for information purposes only, the French and English versions of the draft Information Note are available on IAMGOLD’s website at www.iamgold.com and under IAMGOLD’s profile on SEDAR at www.sedar.com.

This news release does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The offer referred to herein is not being made or directed to, nor will deposits of shares be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance of such offer would not be in compliance with the laws of such jurisdiction. In particular, pursuant to Canadian securities laws, IAMGOLD has requested from EURO certain information relating to its shareholders. Once IAMGOLD has received such information, it expects to be in a position to assess how the offer may be made available to Canadian shareholders. However, IAMGOLD may elect not to make the offer available to Canadian shareholders, particularly if EURO fails to provide IAMGOLD with the required information. IAMGOLD expects to make a final decision in this respect on or about the date on which the offer is opened in France.

ABOUT IAMGOLD
IAMGOLD is the top mid-tier gold producer, with annual production of close to 1 million ounces from eight different gold operations located in North America, South America and Africa.  IAMGOLD also owns two non-gold assets that provide significant cash flow and four development projects that provide a strong platform for continual growth.  IAMGOLD has delivered seven consecutive years of annual dividends to its shareholders and the Company’s Gold Money Policy demonstrates IAMGOLD commitment and confidence in the gold market.

Forward Looking Statement
This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway	Carol T. Banducci
President & CEO	Chief Financial Officer
Tel: 416-360-4712 Toll-free: 1-888-IMG-9999	Tel: 416 360 4742 Toll-free: 1 888 IMG-9999

Individual Shareholders (France):
Toll-Free: 0800 630 650

Financial Dynamics S.A.S. (France):
Press Contacts:
Guillaume Foucault:  guillaume.foucault@fd.com
Michelle Aubert:  michelle.aubert@fd.com
T: +33 (0)1 47 03 68 10

Investor contacts:
Valery Lepinette:   valery.lepinette@fd.com
Laurence Borbalan: laurence.borbalan@fd.com
T: +33 (0)1 47 03 68 10

Renmark Financial Communications Inc. (North America):
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.

3